UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Symmetry Medical Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

871546206 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871546206	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only): Olympus/Symmetry Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 19,897,975 6 SHARED VOTING POWER: (See Item 4) 0 7 SOLE DISPOSITIVE POWER: 19,897,975 8 SHARED DISPOSITIVE POWER: (See Item 4) 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 19,897,975
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 60.0%
12	TYPE OF REPORTING PERSON (See Instructions): 00

CUSIP No. 871546206	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (entities only): Olympus Growth Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 157,958 6 SHARED VOTING POWER: (See Item 4) 0 7 SOLE DISPOSITIVE POWER: 157,958 8 SHARED DISPOSITIVE POWER: (See Item 4) 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 157,958
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.47%
12	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 871546206	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS: Olympus Executive Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (entities only): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 1,518 6 SHARED VOTING POWER: (See Item 4) 0 7 SOLE DISPOSITIVE POWER: 1,518 8 SHARED DISPOSITIVE POWER: (See Item 4) 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 1,518
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.005%
12	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 871546206	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS entities only): Olympus Growth Co-Investment Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 27,349 6 SHARED VOTING POWER: (See Item 4) 0 7 SOLE DISPOSITIVE POWER: 27,349 8 SHARED DISPOSITIVE POWER: (See Item 4) 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 27,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.08%
12	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 871546206	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only): Robert S. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 20,084,800 6 SHARED VOTING POWER: (See Item 4) 0 7 SOLE DISPOSITIVE POWER: 20,084,800 8 SHARED DISPOSITIVE POWER: (See Item 4) 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4) 20,084,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 60.2%
12	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP No. 871546206	13G	Page 7 of 12 Pages

Item 1	(a)	Name of Issuer: Symmetry Medical Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 220 W. Market Street, Warsaw, Indiana 46580

Item 2	(a)	Names of Persons Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): Olympus/Symmetry Holdings LLC, Olympus Growth Fund III, L.P., Olympus Executive Fund, L.P., Olympus Growth Co-Investment Fund III, L.P. and Robert S. Morris, or collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Metro Center, One Station Place, Stamford CT 06902.

Item 2	(c)	Citizenship:

Each of the Reporting Persons that is an entity is organized under the laws of the State of Delaware. Robert S. Morris is a citizen of the United States.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $.001 per share (“Common Shares”).

Item 2	(e)	CUSIP No.:

871546206

Item 3	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 871546206	13G	Page 8 of 12 Pages

Item 4	Ownership:

(a) Amount beneficially owned:

Olympus/Symmetry Holdings LLC is the record owner of 19,897,975 shares of Common Shares, Olympus Growth Fund III, L.P. is the record owner of currently exercisable warrants to purchase 157,958 shares of Common Shares, Olympus Growth Co-Investment Fund III, L.P. is the record owner of currently exercisable warrants to purchase 27,349 shares of Common Shares and Olympus Executive Fund, L.P. is the record owner of currently exercisable warrants to purchase 1,518 shares of Common Shares. Mr. Robert S. Morris, a member of our board of directors, exercises voting and investment disposition power with respect to the Common Shares held by the above entities and has a pecuniary interest in certain of those Common Shares. Mr. Morris disclaims beneficial ownership of the Common Shares owned by the above entities, except to the extent of his proportionate pecuniary interest therein. Each of James A. Conroy and. Manu Bettegowda, members of our board of directors, have a pecuniary interest in certain of the shares held by the above named entities and may be deemed to be beneficial owners of those Common Shares. Each of Messrs. Conroy and Bettegowda disclaims beneficial ownership of the Common Shares owned by the above entities, except to the extent of his proportionate pecuniary interest therein.

(b) Percent of Class:

See Item 11 of each cover page, which is based on Item 9 of each cover page. See Item 4(a).

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page and Item 4(a) above.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page and Item 4(a) above.

(iii) Sole power to vote or to direct the disposition:

See Item 7 of each cover page and Item 4(a) above.

(iv) Shared power to vote or to direct the disposition:

See Item 8 of each cover page and Item 4(a) above.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4(a) above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Olympus/Symmetry Holdings LLC, Olympus Growth Fund III, L.P., Olympus Executive Fund, L.P. and Olympus Growth Co-Investment Fund III, L.P. may be deemed to be a group in relation to their respective investments in Symmetry Medical Inc. Each of these persons disclaims membership in a group.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 871546206	13G	Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2005

OLYMPUS/SYMMETRY HOLDINGS LLC

By:	/s/ James A. Conroy
Its:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2005

OLYMPUS GROWTH FUND III, L.P.,
by Conroy, L.L.C., the general partner of OGP III, L.L.C., the general partner of Olympus Growth Fund III, L.P.

By:	/s/ James A. Conroy
Its:	Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2005

OLYMPUS EXECUTIVE FUND, L.P.,
by Conroy, L.L.C., the general partner of OEF, L.P., the general partner of Olympus Executive Fund, L.P.

By:	/s/ James A. Conroy
Its:	Member

CUSIP No. 871546206	13G	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2005

OLYMPUS GROWTH CO-INVESTMENT FUND III, L.P.,
by Conroy, L.L.C., the general partner of OGP III, L.L.C., the general partner of Olympus Growth Co-Investment Fund III, L.P.

By:	/s/ James A. Conroy
Its:	Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2005

ROBERT S. MORRIS

By:	/s/ Robert S. Morris

CUSIP No. 871546206	13G	Page 11 of 12 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 7, 2005

OLYMPUS/SYMMETRY HOLDINGS LLC

By:	/s/ James A. Conroy
Its:	Vice President

OLYMPUS GROWTH FUND III, L.P.,
by Conroy, L.L.C., the general partner of OGP III, L.L.C., the general partner of Olympus Growth Fund III, L.P.

By:	/s/ James A. Conroy
Its:	Member

OLYMPUS EXECUTIVE FUND, L.P.,
by Conroy, L.L.C., the general partner of OEF, L.P., the general partner of Olympus Executive Fund, L.P.

By:	/s/ James A. Conroy
Its:	Member

CUSIP No. 871546206	13G	Page 12 of 12 Pages

OLYMPUS GROWTH CO-INVESTMENT FUND III, L.P.,
by Conroy, L.L.C., the general partner of OGP III, L.L.C., the general partner of Olympus Growth Co-Investment Fund III, L.P.

By:	/s/ James A. Conroy
Its:	Member

ROBERT S. MORRIS

By:	/s/ Robert S. Morris